EXHIBIT 99.1

Equinox Gold and Sandstorm Gold Royalties Launch Sandbox Royalties: A Diversified Metals Royalty Company

VANCOUVER, BC, May 26, 2022 /CNW/ - Equinox Gold Corp. ("Equinox Gold") (TSX: EQX), (NYSE: EQX) and Sandstorm Gold Ltd. ("Sandstorm Gold Royalties" or "Sandstorm") (NYSE: SAND) (TSX: SSL) are pleased to announce the creation of Sandbox Royalties Corp. ("Sandbox Royalties" or "Sandbox"), a new diversified metals royalty company. Equinox Gold and Sandstorm have each entered into definitive purchase and sale agreements (the "Definitive Agreements") with Rosedale Resources Ltd. ("Rosedale") whereby Rosedale will acquire a portfolio of royalties from Equinox Gold for consideration of $28.4 million in common shares of Rosedale and from Sandstorm for consideration of $65 million comprising $32.1 million in common shares of Rosedale and $32.9 million in a promissory note convertible into common shares of Rosedale (collectively, the "Transaction"). Upon closing, Rosedale intends to change its corporate name to Sandbox Royalties Corp. In this press release, Rosedale is used to refer to the company before closing and Sandbox is used to refer to the company after closing. All dollar figures are in US dollars unless otherwise stated.

SANDBOX HIGHLIGHTS

  A new, well-funded and diversified metals royalty company: Sandbox will have exposure to a range of resource royalties including gold, silver, copper, zinc, graphite and uranium, immediate cash flow from producing royalties, a strong treasury and significant leverage to strengthening metal prices and resource growth.
  Top mining jurisdictions: Sandbox's royalty portfolio assets are primarily located in mining-friendly jurisdictions in the Americas and Europe.
  Experienced management: Sandbox will be led by Greg Smith as President and Chief Executive Officer, Marcel de Groot as Chair of the board, Victoria McMillan as Chief Financial Officer, and Craig Rollins as General Counsel.
  Supportive shareholders: Sandstorm and Equinox Gold will hold a 34% and 30% basic interest, respectively, in Sandbox, providing the opportunity to participate in and facilitate future growth of Sandbox.

Christian Milau, CEO of Equinox Gold, commented: "Equinox Gold has surfaced tremendous value as a significant and supportive shareholder of Solaris Resources and i-80 Gold, our previous spin-out companies, and intends to continue that track record with Sandbox Royalties. Greg Smith will be an exceptional leader for Sandbox Royalties. His industry knowledge and corporate development skills have been integral to Equinox Gold's growth and success over the last five years. Greg will continue to represent Equinox Gold on the boards of Solaris Resources and i-80 Gold and will transition from President of Equinox Gold to assume the new role of President and CEO of Sandbox Royalties. We look forward to working closely with him as a supportive partner in this new venture."

Ross Beaty, Chairman of Equinox Gold, commented: "Sandbox Royalties will create immediate and future value for Equinox Gold from our portfolio of royalties and will continue our close relationship with Sandstorm. Greg Smith will focus on building Sandbox Royalties while Equinox Gold slows its M&A activities to focus on developing our peer-leading internal growth pipeline including our new Santa Luz gold mine in Brazil, which is ramping up to commercial production, our large expansion projects at Los Filos, Aurizona and Castle Mountain, and our major in-construction gold mine at Greenstone."

Nolan Watson, President & CEO of Sandstorm, commented: "Over the last several months, Sandstorm has been actively working on finding unique and strategic ways to unlock value for our shareholders. With the creation of Sandbox, a diversified royalty company, we are taking royalties that don't currently receive their warranted value within Sandstorm's existing portfolio and surfacing their value so that our shareholders can benefit now. Sandbox Royalties will join our growing list of strategic partners, with which we can team up on future transactions and garner the most value across a broad spectrum of royalties in terms of size and metal type."

SANDBOX PORTFOLIO

On closing of the Transaction, Sandbox will hold a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Rosedale. The royalties acquired from Sandstorm and Equinox Gold will contribute meaningful portfolio diversification through several producing and development stage assets.

Sandstorm Portfolio

Royalties to be acquired from Sandstorm (the "Sandstorm Portfolio") include:

  Hackett River: 2.0% net smelter return ("NSR") royalty on the Hackett River silver-zinc-copper development project in Nunavut, Canada owned by Glencore plc;
  Prairie Creek: 1.2% NSR royalty on the Prairie Creek zinc-silver-lead development project in the Northwest Territories, Canada owned by NorZinc Ltd.;
  Vittangi: 1.0% NSR royalty on the Vittangi graphite development project in Sweden owned by Talga Group Ltd.;
  Mason: 0.4% NSR royalty on the Mason copper-gold development project in Nevada, USA owned by Hudbay Minerals Inc.; and
  Converse: 1.0% NSR royalty on the Converse gold development project in Nevada, USA owned by Waterton Global Resource Management LP.

The Sandstorm Portfolio also includes 1.0% NSR royalties on a portion of the Ajax copper-gold project in British Columbia, the Buffelsfontein gold project in South Africa and the Cuiu Cuiu gold project in Brazil, and a 2.0% NSR royalty on the Wiluna uranium project in Australia.

Equinox Gold Portfolio

Royalties to be acquired from Equinox Gold (the "Equinox Gold Portfolio") include:

  Mercedes: 2.0% NSR royalty on the producing Mercedes gold mine in Sonora, Mexico owned by Bear Creek Mining Corporation;
  Pilar: 1.0% NSR royalty on the producing Pilar gold mine in Goiás, Brazil owned by Pilar Gold Inc.; and
  Cuiu Cuiu: 0.5% NSR royalty on the Cuiu Cuiu gold project in Pará, Brazil owned by Cabral Gold Inc.

In addition, the Equinox Gold Portfolio includes a note receivable from a subsidiary of Gold Mountain Mining Corp. with a face value of C$3 million due in full in May 2023, and C$3 million in cash.

TRANSACTION DETAILS

Under the terms of the Definitive Agreements, Rosedale will acquire (a) the Sandstorm Portfolio for $65 million comprising 58.9 million common shares of Rosedale at a price of C$0.70 per share and a $32.9 million 10-year secured convertible promissory note, and (b) the Equinox Gold Portfolio for $28.4 million payable in 51.9 million common shares of Rosedale at a price of C$0.70 per share.

Post-completion of the Transaction, Sandbox intends to seek a public listing on a Canadian stock exchange. Listing of Sandbox is subject to approval of the applicable stock exchange. There is no guarantee that Sandbox will receive approval for such listing.

In connection with the Transaction, Rosedale will undertake a non-brokered private placement financing of common shares of Rosedale at C$0.70 per share for minimum gross proceeds of C$5 million (the "Financing") with such Financing expected to close concurrently with the Transaction. Proceeds from the Financing will be used for the acquisition of additional royalties and streams and for general corporate purposes.

Before considering the Financing, on closing of the Transaction, Sandbox will have 173.1 million shares outstanding with Sandstorm holding a 34% basic interest in Sandbox and Equinox Gold holding a 30% basic interest in Sandbox. Each of Sandstorm and Equinox Gold will enter into an investor rights agreement with Sandbox providing for, among other things, customary anti-dilution provisions and board representation rights. The Transaction and the Financing are expected to be completed by the end of June 2022 or such other date as the parties may agree, and closing will be subject to customary approvals and closing conditions.

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the transactions announced on May 2, 2022 close, Sandstorm will have acquired a portfolio of more than 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit www.sandstormgold.com or email info@sandstormgold.com.

ABOUT ROSEDALE RESOURCES

Rosedale Resources is a private Canadian metals royalty company holding a diverse portfolio of 11 exploration and development stage royalties on assets in Peru, Africa and Asia, a portfolio of public company shares in exploration-stage Canadian mining companies and a treasury of C$7.4 million.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the consummation and  timing of the Transaction; the closing of the Transaction including obtaining necessary approvals and satisfaction of the conditions precedent to the Transaction; the strategic vision for Equinox Gold and expectations regarding future financial or operating performance; Equinox Gold's ability to successful advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona; and the expectations for Equinox Gold's investments in Sandbox, Solaris and i-80 Gold. Forward-looking statements or information are generally identified by the use of the words "opportunity", "potential", "continue", "intend" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. As well, forward looking statements may relate to anticipated events, such as the timing regarding the listing and trading of Sandbox's shares, the completion of the Financing and the strategic vision for Sandbox.

Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. Equinox Gold has based these forward-looking statements and information on its current expectations and projections about future events and these assumptions include: the anticipated benefits of the Transaction, including Sandbox's anticipated cash flow from the relevant royalties; Sandbox's ability to achieve its objectives, including the acquisition of additional royalties or streams; Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; the construction of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; and the availability of funds for Equinox Gold's projects and future cash requirements. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Equinox Gold cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in metal prices; fluctuations in currency markets; operational risks and hazards inherent with the business of mining that could disrupt cash flow from producing royalties; the ability of Equinox Gold to work productively with Sandstorm and Sandbox; the successful completion of the Financing; the ability of Sandbox to obtain listing approval; Equinox Gold's ability to realize a benefit from its investment in Sandbox; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated May 3, 2022 for the three months ended March 31, 2022, the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that they will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/26/c0883.html

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For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com; Sandstorm Gold Royalties Contacts: Kim Bergen, VP Capital Markets, Tel: +1 604-628-1164, Email: info@sandstormgold.com

CO: Equinox Gold Corp.

CNW 08:00e 26-MAY-22